Exhibit 99.2

Control Number:	Number of Shares:	Registered Shareholder:

U-BX Technology Ltd.
Zhongguan Science and Technology Park

No. 1 Linkong Er Road, Shunyi District, Beijing

People’s Republic of China

PROXY

Solicited on Behalf of the Board of Directors for the Annual General Meeting of Shareholders
on October 24th, 2:00 p.m. Beijing Time (October 24th 2:00 a.m. Eastern Time)

The undersigned hereby appoints Jian Chen as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of U-BX Technology Ltd. which the undersigned is entitled to vote at the Annual General Meeting of Shareholders and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” in Items 1, 2, 3, 4, 5, 6, 7 and 8.

Item 1	By an ordinary resolution, to re-appoint four directors, Jian Chen, Enze Liang, Danning Wang, Kongfei Hu, to serve on the Company’s board of directors (the “Board”) until the next annual general meeting of shareholders or until their office is otherwise vacated or they are removed by an ordinary resolution of the shareholders or by a resolution of the remaining directors.

Jian Chen	☐ For	☐ Against	☐ Abstain
Enze Liang	☐ For	☐ Against	☐ Abstain
Danning Wang	☐ For	☐ Against	☐ Abstain
Kongfei Hu	☐ For	☐ Against	☐ Abstain

Item 2	By an ordinary resolution, to approve the appointment of HTL International as the Company’s independent registered public accounting firm for the fiscal year ending on June 30, 2025.

	☐ For	☐ Against	☐ Abstain

Item 3	By an ordinary resolution, to approve an increase of the Company’s authorized share capital from USD 50,000.00 divided into 500,000,000 ordinary shares of par value USD 0.0001 each to USD 1,000,000.00 divided into 10,000,000,000 ordinary shares of par value USD 0.0001 each by the creation of additional 9,500,000,000 ordinary shares of par value USD 0.0001 each to rank pari passu in all respects with the existing shares in the capital of the Company (the “Share Capital Increase”).

	☐ For	☐ Against	☐ Abstain

Item 4	By an ordinary resolution, (A) to approve a share consolidation of the Company’s issued and unissued ordinary shares be approved at a ratio of not less than one (1)-for-five (5) and not more than one (1)-for-twenty (20) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact date to be determined by the Board in its sole discretion within one year after the date of passing of these resolutions (the “Share Consolidation”) provided that no fractional share shall arise from the Share Consolidation, and (B) to authorize the Company to round up any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share, and to authorize the Board to do all other such acts and things as the Board considers necessary or desirable for the purposes of the transactions contemplated by the Share Consolidation, including determining the Range and the exact date of the Share Consolidation and instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation.

	☐ For	☐ Against	☐ Abstain

Item 5	By a special resolution, subject to and conditional upon the passing of Item 3 above in respect of the Share Capital Increase, to approve and adopt the Second Amended and Restated Memorandum and Articles of Association of the Company to reflect the Share Capital Increase and in substitution for the existing Amended and Restated Memorandum and Articles of Association of the Company.

	☐ For	☐ Against	☐ Abstain

Item 6	Proposal Six. By a special resolution, to amend and restate the Company’s Second Amended and Restated Memorandum and Articles of Association to reflect the Share Consolidation, once implemented.

	☐ For	☐ Against	☐ Abstain

Item 7	By an ordinary resolution, (A) to approve an offering of ordinary shares (the “Placement Shares”) to raise gross proceeds of $6,000,000 to investors that include Jian Chen, the CEO and a Director of the Company and Mingfei Liu, the COO of the Company, among other related parties, at a per share price equal to 101% of the closing bid price of the trading day immediately preceding the date of the definitive securities purchase agreement (the “Proposed Private Placement”) and at such time as determined by the Board [after the Share Capital Increase and the Share Consolidation taking effect] and (B) to authorize the Board to do all other such acts and things as the Board considers necessary or desirable for the purposes of the transactions contemplated by the Proposed Private Placement, including determining the number of Placement Shares and the issue price and date of issue of the Placement Shares, and instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Proposed Private Placement.

	☐ For	☐ Against	☐ Abstain

Item 8	By an ordinary resolution, to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One, Proposal Two, Proposal Three, Proposal Four, Proposal Five and Proposal Six.

	☐ For	☐ Against	☐ Abstain

In his discretion, the proxy is authorized to vote upon any other matters which may properly come before the Annual Meeting, or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated: ____________________________, 2024

Signature

Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

Please sign, date and mail this Proxy Card promptly to the following address in the enclosed postage-paid envelope:

Proxy Team

Transhare Corporation

Address: 17755 North US Highway 19, Suite # 140, Clearwater FL 33764

Telephone: (303)662-1112

OR

You may sign, date and submit your Proxy Card by fax to (727)269-5616

OR

You may sign, date, scan and email your scanned Proxy Card to Proxy@Transhare.com

OR

You may vote online through the Internet: www.Transhare.com click on Vote Your Proxy Enter Your Control Number:

If you vote your proxy on the Internet, you do not need to mail back, fax or email your Proxy Card.

The Proxy Statement and the form of Proxy Card are available at [   ]

Consent to electronic delivery of proxy material: __________________________(email address).